Mail Stop 4561
									December 15, 2005

Mr. Kevin J. High
President
Cytation Corporation
251 Thames Street, No. 8
Bristol, RI 02809

      Re:	Cytation Corporation
		Form 10-KSB for Fiscal Year Ended December 31, 2004 Form 10-QSB for Fiscal Quarter Ended March 31, 2005 Form 10-QSB for Fiscal Quarter Ended June 30, 2005 File No. 814-00675

Dear Mr. High:

      We have reviewed your response letter dated December 12,
2005
and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

1. We have read your responses to comments one, three and four in our
letter dated December 9, 2005. Please file an amended Form 10-KSB for the year ended December 31, 2004 and amended Forms 10-QSB for the quarters ended March 31, 2005, June 30, 2005 and September 30,
2005
that incorporate your proposed revisions.

Item 8. Changes in and Disagreements with Accountants on
Accounting
and Financial Disclosure

2. We have read your response to comment two in our letter dated December 9, 2005. Please further revise your proposed revisions to disclose your officers` conclusions as of the end of the period covered by the report, or as of December 31, 2004. Refer to Item 307 of Regulation S-B.

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3403 if you have questions.



								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
Mr. Kevin J. High
Cytation Corporation
December 15, 2005
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